SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         Commission file number 2-72014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Seagull Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SEAGULL ENERGY CORPORATION
                             1001 Fannin, Suite 1700
                            Houston, Texas 77002-6714

                               SEAGULL THRIFT PLAN
                           ANNUAL REPORT ON FORM 11-K
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                      INDEX


                                                                                                   Page
Financial Statements and Exhibits:                                                                 Number

                                                                                                --------------
     Financial Statements

         Independent Auditors' Report........................................................         1
         Statements of Net Assets Available for Plan Benefits................................         2
         Statements of Changes in Net Assets Available for Plan Benefits.....................         3
         Notes to Financial Statements.......................................................         4
     Supplemental Schedules..................................................................        12
     Signatures..............................................................................        14
Exhibits:

     Consent of Independent Auditors.........................................................        16



NOTE: Plan financial statements have been prepared in accordance with Item 4 under "Required Information" of Annual Report on Form 11-K.

                          INDEPENDENT AUDITORS' REPORT


THE ADMINISTRATIVE COMMITTEE
SEAGULL THRIFT PLAN:

We have audited the accompanying statements of net assets available for plan benefits of the Seagull Thrift Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

Houston, Texas
June 19, 1998

                               Seagull Thrift Plan
              Statements of Net Assets Available for Plan Benefits
                    (Amounts in Thousands Except Share Data)


                                                                                                  December 31,
                                                                                      --------------------------------------
                                                                                            1997                 1996
                                                                                      ------------------    ----------------
Investments at fair value:

   Seagull Energy Corporation common stock, 267,212 shares and 208,407 shares,
     respectively, (cost $5,763 and $3,785, respectively)....................             $     5,511         $     4,592

   Mutual funds (cost $16,258 and $11,916, respectively) ....................                  18,146              13,024

   Money market fund.........................................................                   2,768               2,721

   Participant loans.........................................................                     866                 588
                                                                                      ------------------    ----------------

                                                                                               27,291              20,925

Cash and cash equivalents....................................................                     119                   -

Contributions receivable from employer.......................................                     126                 113
                                                                                      ------------------    ----------------

Net assets available for plan benefits.......................................             $    27,536         $    21,038
                                                                                      ==================    ================

See accompanying Notes to Financial Statements.

                               Seagull Thrift Plan
         Statements of Changes in Net Assets Available for Plan Benefits
                             (Amounts in Thousands)



                                                                                            Year Ended December 31,
                                                                                  --------------------------------------------
                                                                                         1997                    1996
                                                                                  -------------------      ------------------

Investment income:

   Dividends..............................................................             $       354             $       323
   Interest from:
     Participant loans....................................................                      58                      48
     Other................................................................                       -                       8
   Long-term capital gain distributions...................................                     932                   1,123
   Short-term capital gain distributions..................................                      48                     262
   Other .................................................................                      11                       -
                                                                                  -------------------      ------------------
       Net investment income..............................................                   1,403                   1,764

Net realized gains (losses) on:
   Seagull common stock ..................................................                      14                    (185)
   Other investments .....................................................                     384                    (148)

Net unrealized appreciation (depreciation) of:
   Seagull common stock ..................................................                    (259)                    285
   Other investments......................................................                   1,891                     313
                                                                                  -------------------      ------------------
       Net Plan income....................................................                   3,433                   2,029

Contributions:
   Company matching.......................................................                   1,303                     948
   Participant............................................................                   3,490                   1,910
                                                                                  -------------------      ------------------
       Total contributions................................................                   4,793                   2,858

Withdrawals and terminations..............................................                  (1,728)                 (2,381)
                                                                                  -------------------      ------------------
       Net increase.......................................................                   6,498                   2,506

Net assets available for plan benefits:

   Beginning of year......................................................                  21,038                  18,532
                                                                                  -------------------      ------------------
   End of year............................................................             $    27,536             $    21,038
                                                                                  ===================      ==================


See accompanying Notes to Financial Statements.

                               SEAGULL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING BASIS. The accompanying financial statements of the Seagull Thrift Plan (the "Plan") are prepared on the accrual basis of accounting.

     GLOBAL MERGER. On October 3, 1996, the shareholders of Seagull Energy Corporation ("Seagull" or the "Company") and Global Natural Resources Inc. ("Global") approved a merger of a wholly owned subsidiary of Seagull into Global (the "Global Merger"). As a result of the Global Merger, the employees of Global became eligible to participate in the Plan, effective January 1, 1997, and the Plan was amended to give such employees credit for their service with Global.

         EXPENSES. All expenses incident to the administration of the Plan and related trust fund (the "Trust Fund") may be paid by Seagull and, if not paid by the Company, are paid by the Plan. In both 1997 and 1996, the Company elected to pay all such expenses, although the Company, at its option, can discontinue this practice at any time.

         INVESTMENTS. On each valuation date, as such term is defined in the Plan, securities held by the Plan are valued at fair value based upon published market prices, and the increase or decrease in the fair value of securities held, plus any net income or loss of the Plan, is allocated to the participants' accounts. Security transactions are recorded on a trade-date basis and realized and unrealized investment gains and losses are determined separately based on average revalued cost (the weighted average of the fair value of the shares or units held at the beginning of the plan year and the historical cost of the shares of units acquired since the beginning of the plan year). Realized gains and losses reported on withdrawals of securities by participants are based on the difference between fair values of the withdrawn securities at the valuation date and average revalued cost to the participant.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

2.       PLAN PURPOSE AND DESCRIPTION

         The purpose of the Plan is to provide a convenient means for the Company's employees to provide additional security for their retirement by investing in securities of the Company and in other investments and to provide a means by which participating employees may elect to defer the receipt of a percentage of their base compensation. Effective September 1, 1996, the Plan was amended and restated to incorporate all existing amendments and make certain other technical amendments.

                               SEAGULL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS



         The Plan incorporates a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan allows the employee to defer the receipt of an integral percentage from 1% to 14% of his compensation beginning the first day of the month coincident with or immediately following the completion of one hour of service, not to exceed the annual limit on "Cash or Deferred Contributions" ($9,500 in 1997 and 1996) imposed by Section 402(g) of the Code. The annual limit for 1998 is $10,000. Such Cash or Deferred Contributions are deemed to be contributions by the Company for all purposes. With respect to each participating employee who has completed one year of service with the Company, the Company contributes as of the end of each month "Company Matching Contributions" in an amount equal to 100% of the Cash or Deferred Contributions made on behalf of such participating employee not in excess of 6% of his compensation during such month. Pursuant to provisions of the Plan prior to January 1, 1987, participating employees could make after-tax contributions to the Plan ("Member Contributions"). The Plan provides for an additional optional annual contribution to the Plan by the Company at the discretion of its Board of Directors ("Company Discretionary Contributions") and, if necessary to satisfy applicable provisions of the Code, an additional contribution on behalf of "non-highly compensated" participants. For the years ended December 31, 1997 and 1996, no such contributions were made.

     At December 31, 1997, participants could elect to have contributions, both Cash or Deferred and Company Matching Contributions, invested in one or more of the available funds, which are described in Note 4.

         Upon termination of employment prior to age sixty-five for reasons other than total and permanent disability or death, a participant is entitled to receive 100% of his Cash or Deferred, Member and Rollover Contributions, if any, as well as earnings (or losses) attributable thereto. The participant is also entitled to receive a percentage of the value of the Company Matching Contributions and Company Discretionary Contributions, if any, and earnings (or losses) attributable thereto ("Company Contribution Account") in accordance with the following vesting schedule:


                     Years of                                                   Percentage of Company Contribution
                  Vesting Service                                                   Account to be Distributed
----------------------------------------------------                   -----------------------------------------------------
  Less than 2 years                                                                              0%
  2 years                                                                                       25%
  3 years                                                                                       40%
  4 years                                                                                       55%
  5 years                                                                                       70%
  6 years                                                                                       85%
  7 years or more                                                                              100%



                               SEAGULL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS



         Effective March 20, 1998, the Plan was amended to reflect the following vesting schedule:



                     Years of                                                   Percentage of Company Contribution
                  Vesting Service                                                   Account to be Distributed

----------------------------------------------------                   -----------------------------------------------------
  Less than 1 year                                                                               0%
  1 year                                                                                        20%
  2 years                                                                                       40%
  3 years                                                                                       60%
  4 years                                                                                       80%
  5 years or more                                                                              100%



         One thousand or more hours of service during a calendar year constitutes a year of vesting service for such employee. For terminations prior to age sixty-five due to total and permanent disability, death and terminations on or after age sixty-five, a participant is considered fully vested and receives 100% of the balance in his Company Contribution Account.

     Forfeitures are applied to reduce the Company's Matching Contributions next coming due. For the year ended December 31, 1997 and 1996, $48,000 and $45,000, respectively, of forfeitures were applied to reduce the Company's Matching Contributions.

         The Company has the power to terminate the Plan at any time. If the Plan is terminated, a participant will be considered fully vested in the balance of his Company Contribution Account and distribution of all account balances will occur in accordance with the provisions of the Plan.

3.       DISTRIBUTIONS

         During the years ended December 31, 1997 and 1996, 51 and 59 participants, respectively, terminated employment with the Company and accordingly received distributions from the Plan. The distributions made during 1997 and 1996 were as follows:


                                                                                          1997                    1996
                                                                                   ------------------       ----------------
(Amounts in thousands except share amounts)

Cash                                                                                     $1,495                 $2,326
Seagull Energy Corporation Common Stock (1,996 and 411  shares in 1997 and 1996,
   respectively)                                                                             40                      4
                                                                                   ------------------       ----------------
                                                                                         $1,535                 $2,330
                                                                                   ==================       ================


                               SEAGULL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS



         The above distributions include the terminated employees' vested portion of the Company Contribution Account.

     During the years ended December 31, 1997 and 1996, five and one participants, respectively, withdrew portions of the balances of their Member Contribution Accounts or Cash or Deferred Accounts totaling, $145,000 and $6,000, respectively, as permitted by the Plan.

4.       INVESTMENT PROGRAMS

         Funds in which current contributions are invested are as follows:

         Seagull Stock Fund - A fund invested in the common stock of the Company.

         Fidelity  Magellan Fund - A mutual fund seeking capital appreciation by
                   investing   primarily   in  common   stocks  and   securities
                   convertible to common stocks.

         Fidelity  Advisor  Intermediate  Bond Fund - Mutual fund seeking income
                   through   investments  in   investment-grade,   fixed  income
                   securities.

         Equity Income Fund - A mutual fund seeking income by investing in
                   income-producing   common   stocks,   preferred   stocks  and
                   convertible securities.

         Fidelity Advisor Growth Opportunities Fund - A mutual fund seeking long-term capital growth through investments in growth, cyclical and value stocks and securities convertible to common stocks.

         Franklin Balance Sheet Investment Fund - A mutual fund seeking capital appreciation and income through securities which represent intrinsic values not reflected in the current market price of such securities and/or present opportunities for high income.

         Templeton Foreign Fund - A mutual fund investing in stocks and debt obligations of companies and governments outside the United States.

         Money Market Fund - A fund invested in such general money market investments (other than common stock or other securities of the Company) as the Plan's trustee may determine.

         At December 31, 1997, the Seagull Stock Fund, the Fidelity Magellan Fund, the Equity Income Fund, the Fidelity Advisor Growth Opportunities Fund and the Money Market Fund each represented greater than five percent of Plan assets.

                               SEAGULL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS



         Participants may elect to participate in more than one fund. The following table summarizes the number of employees participating in each fund at December 31, 1997 and 1996:


                                                                                         December 31,
                                                                         ----------------------------------------------
                               Fund                                             1997                      1996
-------------------------------------------------------------------      --------------------      --------------------

Seagull Stock Fund                                                               260                       245
Fidelity Magellan Fund                                                           348                       325
Fidelity Advisor Intermediate Bond Fund                                           50                        35
Fidelity Advisor Growth Opportunities Fund                                       196                       155
Equity Income Fund                                                               314                       307
Franklin Balance Sheet Investment Fund                                           140                       105
Templeton Foreign Fund                                                           118                        96
Money Market Fund                                                                219                       235


5.       FEDERAL INCOME TAXES

     On April 22, 1997, the Internal Revenue Service (the "IRS") issued a determination letter to the effect that the Sixth Amendment to the Plan, generally effective January 1, 1995, and the amendment and the restatement of the Plan, effective September 1, 1996, met the requirements of Section 401(a) of the Code. Subsequent to the adoption of the restatement of the Plan, the Plan has been amended (i) as required by the Agreement and Plan of Merger by and among Seagull, GNR Merger Corporation, a wholly owned subsidiary of Seagull, and Global dated as of July 22, 1996, (ii) as required by the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997, and (iii) to revise the vesting schedule. Within the time period specified by Section 401(b) of the Code, an application will be submitted to the IRS for a determination as to the qualified status of the Plan these amendments. The Administrative Committee of the Plan and the Company believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

         Because the Plan is a qualified plan under Section 401(a) of the Code, a participant in the Plan is not subject to federal income taxes on the participant's share of contributions to the Plan by the Company or the participant's share of income earned by the Plan until it is withdrawn by or distributed to the participant. In addition, the Trust Fund is exempt from taxation under Section 501(a) of the Code, and the Company is entitled to deduct for federal income tax purposes the amount of its contributions to the Plan.

                               Seagull Thrift Plan
                          Notes to Financial Statements


     6. Participant Directed Investments The Plan provides for participant directed investments of their contributions. The following identifies amounts relating to participant directed programs for net assets available for plan benefits at December 31, 1997 and 1996 and changes in net assets available for plan benefits for the years then ended.


        Allocation of Plan Assets and Liabilities to Investment Programs
                (Amounts in Thousands except Share and Unit Data)
--------------------------------------------------------------------------------

                                                                         Fidelity
                                                   Seagull   Fidelity    Advisor       Equity
                                                    Stock    Magellan  Intermediate    Income
                                                    Fund       Fund      Bond Fund      Fund
                                                   -------  ---------  -----------    ---------
 December 31, 1997:
   Investments - at fair value:
     Seagull common stock (cost $5,763)..          $ 5,511    $    -        $   -        $    -

     Mutual funds (cost $16,258).........                -     7,889          481         6,114

     Money Market Fund...................                -         -            -             -

     Participant loans...................              119       283           20           141
                                                   -------  ---------  -----------    ---------

         Total investments...............            5,630     8,172          501         6,255

   Cash and cash equivalents.............                -        41            -            78

   Contributions receivable from employer               21        33            2            26
                                                   -------  ---------  -----------    ---------

   Net assets available for plan benefits          $ 5,651    $8,246        $ 503       $ 6,359
                                                   =======  =========  ===========    =========

   Number of units or shares.............          267,212    82,810       45,373       237,352
                                                   =======  =========  ===========    =========

 December 31, 1996:
   Investments - at fair value:
     Seagull common stock (cost $3,785)..          $ 4,592       $ -          $ -           $ -

     Mutual funds (cost $11,916).........                -     6,751          133         5,527

     Money Market Fund...................                -         -            -             -

     Participant loans...................              133       205            1            99
                                                   -------  ---------  -----------    ---------

         Total investments...............            4,725     6,956          134         5,626

   Cash and cash equivalents.............                -         -            -             -

   Contributions receivable from employer               23        42            1            25
                                                   -------  ---------  -----------    ---------

   Net assets available for plan benefits          $ 4,748    $6,998        $ 135       $ 5,651
                                                   =======  =========  ===========    =========

   Number of units or shares.............          208,407    83,705       12,632       252,133
                                                   =======  =========  ===========    =========


        Allocation of Plan Assets and Liabilities to Investment Programs
                (Amounts in Thousands except Share and Unit Data)
--------------------------------------------------------------------------------


                                                   Fidelity      Franklin
                                                   Advisor        Balance
                                                    Growth         Sheet    Templeton     Money
                                                 Opportunities  Investment  Foreign      Market
                                                     Fund          Fund       Fund        Fund         Total
                                                 -------------  ----------  ---------   ---------     -------
 December 31, 1997:
   Investments - at fair value:
     Seagull common stock (cost $5,763)..                 $ -        $ -        $ -           $ -     $ 5,511

     Mutual funds (cost $16,258).........               1,842      1,112        708             -      18,146

     Money Market Fund...................                   -          -          -         2,768       2,768

     Participant loans...................                  59         60         17           167         866
                                                 -------------  ----------  ---------   ---------     -------

         Total investments...............               1,901      1,172        725         2,935      27,291

   Cash and cash equivalents.............                   -          -          -             -         119

   Contributions receivable from employer                  17          9          5            13         126
                                                 -------------  ----------  ---------   ---------     -------

   Net assets available for plan benefits             $ 1,918    $ 1,181      $ 730       $ 2,948     $27,536
                                                 =============  ==========  =========   =========     =======
   Number of units or shares.............              43,402     33,169     71,183     2,768,331
                                                 =============  ==========  =========   =========

 December 31, 1996:
   Investments - at fair value:
     Seagull common stock (cost $3,785)..                 $ -        $ -        $ -           $ -     $ 4,592

     Mutual funds (cost $11,916).........                 355         86        172             -      13,024

     Money Market Fund...................                   -          -          -         2,721       2,721

     Participant loans...................                  22          1         -            127         588
                                                 -------------  ----------  ---------    --------     -------

         Total investments...............                 377         87        172         2,848      20,925

   Cash and cash equivalents.............                   -          -          -             -           -

   Contributions receivable from employer                   4          2          2            14         113
                                                 -------------  ----------  ---------   ---------     -------

   Net assets available for plan benefits               $ 381       $ 89      $ 174       $ 2,862     $21,038
                                                 =============  ==========  =========   =========     =======

   Number of units or shares.............              10,067      3,027     16,602     2,720,716
                                                 =============  ==========  =========   =========


                               Seagull Thrift Plan
                          Notes to Financial Statements

         Statement of Changes in Net Assets Available for Plan Benefits
                             (Amounts in Thousands)
--------------------------------------------------------------------------------

                                                                         Fidelity
                                                   Seagull   Fidelity    Advisor       Equity
                                                    Stock    Magellan  Intermediate    Income
                                                    Fund       Fund      Bond Fund      Fund
                                                   -------  ---------  -----------    ---------
Year Ended December 31, 1997:

Investment income:
  Dividends .................................       $   -     $  100     $     16      $   55

  Interest from:
    Participant loans .......................           9         16            -          11
    Other ...................................           -          -            -           -

  Long-term capital gain distributions ......           -        419            -         349

  Short-term capital gain distributions .....           -          -            -           -

  Other .....................................           -          -            -          10
                                                   -------  ---------  -----------    ---------
    Net investment income ...................           9        535           16         425

Net realized gain on:
  Seagull common stock ......................          14          -            -           -
  Other investments .........................           -        190            1         145

Net unrealized appreciation (depreciation) of:
  Seagull common stock ......................        (259)         -            -           -
  Other investments .........................           -      1,003            5         745
                                                   -------  ---------  -----------    ---------
    Net Plan income .........................        (236)     1,728           22       1,315

Contributions:
  Company matching ..........................         224        331           21         282
  Participant ...............................         491        684           80         561
                                                   -------  ---------  -----------    ---------
  Total Contributions .......................         715      1,015          101         843

Withdrawals and terminations ................        (322)      (551)          (8)       (322)
Transfers among funds .......................         746       (944)         253      (1,128)
                                                   -------  ---------  -----------    ---------
    Net increase ............................         903      1,248          368         708

Net assets available for plan benefits:
  Beginning of year .........................       4,748      6,998          135       5,651
                                                   -------  ---------  -----------    ---------

  End of Year ...............................      $5,651     $8,246         $503      $6,359
                                                   =======  =========  ===========    =========

                               Seagull Thrift Plan
                          Notes to Financial Statements

         Statement of Changes in Net Assets Available for Plan Benefits
                             (Amounts in Thousands)
--------------------------------------------------------------------------------


                                                   Fidelity      Franklin
                                                   Advisor        Balance
                                                    Growth         Sheet    Templeton     Money
                                                 Opportunities  Investment  Foreign      Market
                                                     Fund          Fund       Fund        Fund         Total
                                                 -------------  ----------  ---------   ---------     -------

Year Ended December 31, 1997:

Investment income:
  Dividends .................................        $     20    $    11       $  23      $   129       $  354

  Interest from:
    Participant loans .......................               6          3           2           11           58
    Other ...................................               -          -           -            -            -

  Long-term capital gain distributions ......              96         56          12            -          932

  Short-term capital gain distributions .....               -          -          48            -           48

  Other .....................................               1          -           -            -           11
                                                 -------------  ----------  ---------   ---------     --------
    Net investment income ...................             123         70          85          140        1,403

Net realized gain on:
  Seagull common stock ......................               -          -           -            -           14
  Other investments .........................              34         12           2            -          384

Net unrealized appreciation (depreciation) of:
  Seagull common stock ......................               -          -           -            -         (259)
  Other investments .........................             158         52         (72)           -        1,891
                                                 -------------  ----------  ---------   ---------     --------
    Net Plan income .........................             315        134          15          140        3,433

Contributions:
  Company matching ..........................             152         86          62          145        1,303
  Participant ...............................             741        360         265          308        3,490
                                                 -------------  ----------  ---------   ---------     --------
  Total Contributions .......................             893        446         327          453        4,793

Withdrawals and terminations ................            (204)       (14)        (67)        (240)      (1,728)

Transfers among funds .......................             533        526         281         (267)           -
                                                 -------------  ----------  ---------   ---------     --------
    Net increase ............................           1,537      1,092         556           86        6,498

Net assets available for plan benefits:
  Beginning of year .........................             381         89         174        2,862       21,038
                                                 -------------  ----------  ---------   ---------     --------

  End of Year ...............................          $1,918     $1,181        $730       $2,948      $27,536
                                                 =============  ==========  =========   =========     ========

                               Seagull Thrift Plan
                          Notes to Financial Statements

         Statement of Changes in Net Assets Available for Plan Benefits
                             (Amounts in Thousands)
--------------------------------------------------------------------------------

                                                                         Fidelity
                                                   Seagull   Fidelity    Advisor       Equity
                                                    Stock    Magellan  Intermediate    Income
                                                    Fund       Fund      Bond Fund      Fund
                                                   -------  ---------  -----------    ---------
Year Ended December 31, 1996:

Investment income:
  Dividends .................................       $    -         98            1       $   89

  Interest from:
    Participant loans .......................           10         18            -            8
    Other ...................................            1          1            -            4

  Long-term capital gain distributions ......            -        936            -          187

  Short-term capital gain distributions .....            -        243            -            9
                                                   -------  ---------  -----------    ---------
    Net investment income ...................           11      1,296            1          297

Net realized gain on:
  Seagull common stock ......................         (185)         -            -            -
  Other investments .........................            -       (430)          (1)          282

Net unrealized appreciation (depreciation) of:
  Seagull common stock ......................          285          -            -            -
  Other investments .........................            -        (38)           -          356
                                                   -------  ---------  -----------    ---------
    Net Plan income .........................          111        828            -          935

Contributions:
  Company matching ..........................          202        395            1          219
  Participant ...............................          340        645           69          409
                                                   -------  ---------  -----------    ---------
  Total Contributions .......................          542      1,040           70          628

Withdrawals and terminations ................         (368)      (967)           -         (592)

Transfers among funds .......................          202     (1,386)          65          755
                                                   -------  ---------  -----------    ---------
    Net increase ............................          587       (485)         135        1,726

Net assets available for plan benefits:
  Beginning of year .........................        4,161      7,483            -        3,925
                                                   -------  ---------  -----------    ---------

  End of Year ...............................      $ 4,748   $  6,998         $135       $5,651
                                                   =======  =========  ===========    =========

                               Seagull Thrift Plan
                          Notes to Financial Statements

         Statement of Changes in Net Assets Available for Plan Benefits
                             (Amounts in Thousands)
--------------------------------------------------------------------------------


                                                   Fidelity      Franklin
                                                   Advisor        Balance
                                                    Growth         Sheet    Templeton     Money
                                                 Opportunities  Investment  Foreign      Market
                                                     Fund          Fund       Fund        Fund         Total
                                                 -------------  ----------  ---------   ---------     -------

Year Ended December 31, 1996:

Investment income:
  Dividends .................................       $       1    $     -     $     -     $    134      $  323

  Interest from:
    Participant loans .......................               -          -           -           12          48
    Other ...................................               -          -           -            2           8

  Long-term capital gain distributions ......               -          -           -            -       1,123

  Short-term capital gain distributions .....               2          7           1            -         262
                                                 -------------  ----------  ---------   ---------     -------
    Net investment income ...................               3          7           1          148       1,764

Net realized gain on:
  Seagull common stock ......................               -          -           -            -        (185)
  Other investments .........................               -          -           -            -        (148)

Net unrealized appreciation (depreciation) of:
  Seagull common stock ......................               -          -           -            -         285
  Other investments .........................              (3)        (5)          4            -         313
                                                -------------  ----------  ---------   ---------     --------
    Net Plan income .........................               -          2           5          148       2,029

Contributions:
  Company matching ..........................               3          1           1          126         948
  Participant ...............................              56         69          53          269       1,910
                                                 -------------  ----------  ---------   ---------     -------
  Total Contributions .......................              59         70          54          395       2,858

Withdrawals and terminations ................               -          -           -         (554)     (2,381)

Transfers among funds .......................             322         17         115          (90)          -
                                                 -------------  ----------  ---------   ---------     -------
    Net increase ............................             381         89         174         (101)      2,506

Net assets available for plan benefits:
  Beginning of year .........................               -          -           -        2,963      18,532
                                                 -------------  ----------  ---------   ---------     -------

  End of Year ...............................      $      381    $    89     $   174     $   2,862    $21,038
                                                 =============  ==========  =========   =========     =======


                               SEAGULL THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997
                (Amounts in Thousands Except Share and Unit Data)



                                                                         Number
                                                                       of Shares                              Fair
                           Description                                  or Units            Cost              Value
----------------------------------------------------------------     ---------------    --------------    --------------

Seagull Energy Corporation Common Stock, $.10 par value ........           267,212           $ 5,167           $ 5,511     (1), (2)
Fidelity Magellan Fund..........................................            82,810             6,321             7,889     (1)
Fidelity Advisor Intermediate Bond Fund ........................            45,373               476               481
Equity Income Fund..............................................           237,352             5,120             6,114     (1)
Fidelity Advisor Growth Opportunities Fund .....................            43,402             1,686             1,842     (1)
Franklin Balance Sheet Investment Fund..........................            33,169             1,063             1,112
Templeton Foreign Fund..........................................            71,183               778               708
Money Market Fund ..............................................         2,768,331             2,768             2,768     (1)
Participant Loans, bearing interest at varying amounts
  between 6% and 9% maturing between 1998 and 2004..............           Various               866               866     (2)
                                                                                        --------------    --------------
                                                                                             $24,245           $27,291
                                                                                        ==============    ==============

(1)  These items represent greater than five percent of plan assets.
(2)  Represents a party-in-interest to the Plan.

See accompanying independent auditors' report.

                               SEAGULL THRIFT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1997
                (Amounts in Thousands Except Share and Unit Data)


                                                              Total         Purchase         Net Realized
          Description               Type   Brokerage Fees     Cost       Price/Proceeds      Gain/(Loss)
--------------------------------- -------- ---------------- --------- --------------------- ----------------

Seagull Stock Fund                Purchase          -            NA           $2,707                NA       (*)
Seagull Stock Fund                  Sale            -        $1,789            1,535              (254)      (*)

Fidelity Magellan Fund            Purchase          -            NA            2,044                NA
Fidelity Magellan Fund              Sale            -         1,771            2,098               327

Fidelity Advisor Growth
  Opportunites Fund               Purchase          -            NA            2,050                NA
Fidelity Advisor Growth
  Opportunites Fund                 Sale            -           681              755                74

Franklin Balance Sheet
  Investment Fund                 Purchase          -            NA            1,271                NA
Franklin Balance Sheet
  Investment Fund                   Sale            -           300              310                10

Equity Income Fund                Purchase          -            NA            1,657                NA
Equity Income Fund                  Sale            -         1,699            1,960               261

Money Market Fund                 Purchase          -            NA            1,509                NA
Money Market Fund                   Sale            -         1,463            1,463                 -

(*)  Represents a party-in-interest to the Plan.


See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Seagull Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    SEAGULL THRIFT PLAN




                                                    By  /s/ Gordon L. McConnell
                                                        Gordon L. McConnell
                                                        Member
                                                        Administrative Committee

June 29, 1997

                                  EXHIBIT INDEX



Exhibit Number                 Description                                  Page
--------------------------------------------------------------------------------

     1.                 Consent of Independent Auditors                      18